EXHIBIT 99.08

AMBAC ASSURANCE CORPORATION AND SUBSIDIARIES

(a wholly owned subsidiary of Ambac Financial Group, Inc.)

Consolidated Unaudited Financial Statements

As of September 30, 2004 and December 31, 2003

and for the Three and Nine Months Ended September 30, 2004 and 2003

Ambac Assurance Corporation and Subsidiaries

Consolidated Balance Sheets

September 30, 2004 and December 31, 2003

(Dollars in Thousands Except Share Data)

	September 30, 2004	December 31, 2003
	(unaudited)
ASSETS
Investments:
Fixed income securities, at fair value (amortized cost of $7,992,243 in 2004 and $7,197,961 in 2003)	$8,346,930	$7,567,442
Short-term investments, at cost (approximates fair value)	130,424	213,716
Other (cost of $3,555 in 2004 and $3,508 in 2003)	3,415	3,311

Total investments	8,480,769	7,784,469

Cash	15,272	18,350
Securities purchased under agreements to resell	64,000	138,795
Receivable for securities sold	5,018	81
Investment income due and accrued	96,685	98,830
Reinsurance recoverable on paid and unpaid losses	1,773	3,030
Prepaid reinsurance	286,201	325,461
Deferred acquisition costs	194,186	175,296
Derivative product assets	1,128,726	1,146,408
Other assets	58,956	42,516

Total assets	$10,331,586	$9,733,236

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities:
Unearned premiums	$2,736,421	$2,553,214
Loss and loss expense reserves	229,586	189,414
Ceded reinsurance balances payable	4,325	15,383
Obligations under payment agreements	249,810	249,810
Variable interest entity floating rate notes	134,098	189,151
Deferred income taxes	230,966	232,790
Current income taxes	48,413	38,972
Notes payable to affiliate	12,500	84,280
Payable for securities purchased	19,410	2,830
Derivative product liabilities	1,058,345	1,088,126
Other liabilities	191,418	190,081

Total liabilities	4,915,292	4,834,051

Stockholder's equity:
Preferred stock, par value $1,000 per share; authorized shares - 285,000; issued and outstanding shares - none	—	—
Common stock, par value $2.50 per share; authorized shares - 40,000,000; issued and outstanding shares - 32,800,000 at September 30, 2004 and December 31, 2003	82,000	82,000
Additional paid-in capital	1,179,134	1,144,096
Accumulated other comprehensive income	234,142	243,053
Retained earnings	3,921,018	3,430,036

Total stockholder’s equity	5,416,294	4,899,185

Total liabilities and stockholder's equity	$10,331,586	$9,733,236

See accompanying Notes to Unaudited Consolidated Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

For The Three and Nine Months Ended September 30, 2004 and 2003

(Dollars in Thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Revenues:
Financial Guarantee:
Gross premiums written	$211,025	$280,842	$802,028	$868,478
Ceded premiums written	(18,649)	(17,451)	(36,586)	(90,932)

Net premiums written	$192,376	$263,391	$765,442	$777,546

Net premiums earned	$185,162	$161,381	$543,298	$451,340
Other credit enhancement fees	11,839	11,936	35,084	34,594

Net premiums earned and other credit enhancement fees	197,001	173,317	578,382	485,934
Net investment income	89,593	80,890	264,378	237,377
Net realized investment gains	7,358	7,037	22,523	33,757
Net mark-to-market (losses) gains on credit derivative contracts	(330)	(4,053)	9,888	(6,227)
Variable interest entity	861	—	2,761	—
Other income	(155)	927	1,674	3,606
Financial Services:
Interest from payment agreements	3,014	3,016	9,046	9,043
Other revenue	10,337	17,329	25,435	13,422

Total revenues	307,679	278,463	914,087	776,912

Expenses:
Financial Guarantee:
Loss and loss expenses	17,700	15,900	52,700	36,600
Underwriting and operating expenses	26,157	24,839	81,057	67,371
Variable interest entity	739	—	2,344	—
Interest expense	44	51	103	356
Financial Services:
Interest from payment agreements	930	736	2,534	2,660
Other expenses	1,691	1,857	5,146	4,366

Total expenses	47,261	43,383	143,884	111,353

Income before income taxes	260,418	235,080	770,203	665,559
Provision for income taxes	67,186	66,456	201,971	179,574

Net income	$193,232	$168,624	$568,232	$485,985

See accompanying Notes to Unaudited Consolidated Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Stockholder’s Equity

(Unaudited)

For The Nine Months Ended September 30, 2004 and 2003

(Dollars in Thousands)

	2004		2003
Retained Earnings:
Balance at January 1	$3,430,036		$2,848,481
Net income	568,232	$568,232	485,985	$485,985

Dividends declared - common stock	(77,250)		(67,200)

Balance at September 30	$3,921,018		$3,267,266
Accumulated Other Comprehensive Income:
Balance at January 1	$243,053		$231,436
Unrealized (losses) gains on securities, ($14,516) and $8,576, pre-tax, in 2004 and 2003, respectively (1)		(9,430)		5,574
Foreign currency translation gain		519		718

Other comprehensive (loss) income	(8,911)	(8,911)	6,292	6,292

Comprehensive income		$559,321		$492,277

Balance at September 30	$234,142		$237,728

Preferred Stock:
Balance at January 1 and September 30	$—		$—

Common Stock:
Balance at January 1 and September 30	$82,000		$82,000

Additional Paid-in Capital:
Balance at January 1	$1,144,096		$920,146
Capital contribution	20,000		75,000
Capital issuance costs	(3,488)		(3,535)
Employee benefit plans	18,526		13,710

Balance at September 30	$1,179,134		$1,005,321

Total Stockholder's Equity at September 30	$5,416,294		$4,592,315

(1) Disclosure of reclassification amount:

Unrealized holding gains arising during period	$4,916		$39,242
Less: reclassification adjustment for net securities gains included in net income	14,346		33,668

Net unrealized (losses) gains on securities	$(9,430)		$5,574

See accompanying Notes to Unaudited Consolidated Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

For The Nine Months Ended September 30, 2004 and 2003

(Dollars in Thousands)

	Nine Months Ended September 30,
	2004	2003
Cash flows from operating activities:
Net income	$568,232	$485,985
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,113	2,049
Amortization of bond premium and discount	6,896	1,793
Current income taxes	9,441	(9,886)
Deferred income taxes	3,258	1,774
Deferred acquisition costs	(18,890)	(5,786)
Unearned premiums, net	222,467	326,938
Loss and loss expenses	41,429	16,582
Ceded reinsurance balances payable	(11,058)	(7,941)
Net realized investment gains	(22,523)	(33,757)
Mark-to-market (gains) losses on credit derivative contracts	(9,888)	5,005
Other, net	(25,986)	42,067

Net cash provided by operating activities	765,491	824,823

Cash flows from investing activities:
Proceeds from sales of bonds	1,161,460	894,370
Proceeds from maturities of bonds	292,522	498,476
Purchases of bonds	(2,275,665)	(2,319,853)
Change in short-term investments	83,292	180,432
Securities purchased under agreements to resell	74,795	9,658
Other, net	8,394	(8,353)

Net cash used in investing activities	(655,202)	(745,270)

Cash flows from financing activities:
Dividends paid	(77,250)	(67,200)
Capital contribution	20,000	75,000
Capital issuance costs	(3,488)	(3,535)
Payment agreements	—	(724)
Net cash collateral received	19,151	—
Long-term financing from affilates, net	—	(27,160)
Short-term financing from affilates, net	(71,780)	(47,100)

Net cash used in financing activities	(113,367)	(70,719)

Net cash flow	(3,078)	8,834
Cash at January 1	18,350	15,876

Cash at September 30	$15,272	$24,710

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$143,034	$158,256

Interest expense on affiliate financings	$103	$356

Interest expense on payment agreements	$2,305	$1,901

See accompanying Notes to Unaudited Consolidated Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands)

(1) Background and Basis of Presentation

Ambac Assurance Corporation is a leading provider of financial guarantees to clients in both the public and private sectors around the world. Ambac Assurance provides financial guarantees on public finance and structured finance obligations. Ambac Assurance has earned triple-A ratings, the highest ratings available from Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services, Fitch, Inc., and Rating and Investment Information, Inc. Insurance policies insured by Ambac Assurance guarantee payment when due of the principal of and interest on the obligation guaranteed. Ambac Assurance is a wholly owned subsidiary of Ambac Financial Group, Inc, a holding company whose subsidiaries provide financial guarantees and financial services to clients in both the public and private sectors around the world. As of September 30, 2004, Ambac Assurance’s net guarantees in force (principal and interest) were $658,988,577.

Ambac Assurance UK Limited, which is authorized to conduct certain classes of general financial guarantee business in the United Kingdom, has been Ambac Assurance’s primary vehicle for directly issuing financial guarantee policies in Europe. Ambac UK has entered into net worth maintenance and reinsurance agreements with Ambac Assurance, which support its triple-A ratings. Ambac UK is subject to regulation by the Financial Services Authority (“FSA”) in the conduct of its insurance business.

Ambac Credit Products LLC, a wholly owned subsidiary of Ambac Assurance, provides credit protection in the global markets in the form of structured credit derivatives. These structured credit derivatives, which are privately negotiated contracts, provide the counterparty with credit protection against the occurrence of a specific event such as a payment default or bankruptcy relating to an underlying obligation (generally a fixed income obligation). Upon a credit event, Ambac is required to either (i) purchase the underlying obligation at its par value and realize a loss for the difference between the par and market value of the underlying obligation or (ii), make a payment equivalent to the difference between the par value and market value of the underlying obligation. Substantially all of Ambac’s structured credit derivative contracts are partially hedged with various financial institutions or structured with first loss protection. Structured credit derivatives issued by Ambac Credit Products are insured by Ambac Assurance.

Ambac Assurance, through its affiliate Ambac Financial Services, is a provider of interest rate and currency swaps to states, municipalities and their authorities, and other entities in connection with their financings. The interest rate and currency swaps provided by Ambac Financial Services are guaranteed by Ambac Assurance through policies that guarantee the obligations of Ambac Financial Services and its counterparties. Ambac Assurance, through its subsidiary Ambac Capital Services, enters into total return swaps with professional counterparties. Total return swaps are only used for fixed income obligations, which meet Ambac Assurance’s credit underwriting criteria.

The accompanying consolidated unaudited interim financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

(“GAAP”) and, in the opinion of management, reflect all adjustments necessary for a fair presentation of Ambac Assurance’s financial condition, results of operations and cash flows for the periods presented. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the three and nine months ended September 30, 2004 may not be indicative of the results that may be expected for the full year ending December 31, 2004. These consolidated financial statements and notes should be read in conjunction with the financial statements and notes included in (i) the audited consolidated financial statements of Ambac Assurance and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003 which was filed with the Securities and Exchange Commission on March 15, 2004 as Exhibit 99.01 to Ambac Financial Group Inc.’s Form 10-K, (ii) the unaudited consolidated financial statements of Ambac Assurance and subsidiaries as of March 31, 2004, which was filed with the SEC on May 10, 2004 as Exhibit 99.03 to Ambac Financial Group’s 10-Q for the quarterly period ended March 31, 2004, and (iii) the unaudited consolidated financial statements of Ambac Assurance and subsidiaries as of June 30, 2004, which was filed with the SEC on August 9, 2004 as Exhibit 99.05 to Ambac Financial Group’s 10-Q for the quarterly period ended June 30, 2004.

The consolidated financial statements include the accounts of Ambac Assurance, its subsidiaries and a variable interest entity for which Ambac Assurance is the primary beneficiary. All significant intercompany balances have been eliminated.

Certain reclassifications have been made to prior period’s amounts to conform to the current period’s presentation.

(2) Special Purpose and Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (“FASB”) released FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”). In December 2003, the FASB released a revision of FIN 46 (“FIN 46-R”), which includes substantial changes from the original FIN 46. Ambac adopted FIN 46-R as of December 31, 2003. FIN 46 and FIN 46-R provides accounting and disclosure rules for determining whether certain entities should be consolidated in Ambac Assurance’s consolidated financial statements. An entity is subject to FIN 46 and FIN 46-R, and is called a Variable Interest Entity (“VIE”), if it has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support or (ii) equity investors that cannot make significant decisions about the entity’s operations or that do not absorb the majority of expected losses or receive the majority of expected residual returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE or both. FIN 46 requires disclosures for companies that have either a primary or significant variable interest in a VIE. All other entities not considered VIEs are evaluated for consolidation under SFAS No. 94, “Consolidation of all Majority-Owned Subsidiaries”.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Ambac Financial Group has involvement with special purpose entities, including VIEs in two ways. First, Ambac Assurance is a provider of financial guarantee insurance for various securitized asset-backed debt obligations, including mortgage-backed security obligations, collateralized debt obligations (“CDO”) and other asset-backed securitization obligations. Second, Ambac Financial Group has sponsored two special purpose entities that issue medium-term notes (“MTNs”) to fund the purchase of certain financial assets. As discussed in detail below, these Ambac Financial Group sponsored special purpose entities are considered Qualifying Special Purpose Entities (“QSPEs”).

Financial Guarantees:

Ambac Assurance provides financial guarantee insurance to securitized asset-backed debt obligations of special purpose entities, including VIEs. Ambac Assurance’s primary variable interest exists through this financial guarantee insurance contract. The transaction structure provides certain financial protection to Ambac Assurance. This financial protection can take several forms, however, the most common are over-collateralization, first loss retention and excess spread. In the case of over-collateralization (i.e., the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by Ambac Assurance), the structure allows the transaction to experience defaults among the securitized assets before a default is experienced on the structured finance obligations that have been guaranteed by Ambac Assurance. In the case of first loss retention, the financial guarantee insurance policy only covers a senior layer of losses on debt issued by special purpose entities, including VIEs. The first loss with respect to the assets is either retained by the seller or sold off in the form of equity and mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to special purpose entities, including VIEs, generate interest cash flows that are in excess of the interest payments on the related debt. All or a portion of this excess spread accumulates and is available to absorb losses in the transaction or is applied to create over-collateralization.

Ambac Assurance is the primary beneficiary of one VIE with assets and liabilities of $134,546 at September 30, 2004 and $189,482 at December 31, 2003. Ambac Assurance consolidated this entity since the structural financial protections are outside the VIE. This VIE is a bankruptcy remote special purpose financing entity created to facilitate the sale of floating rate notes. This VIE was capitalized in 2002 through the issuance of $299,600 of floating rate notes, guaranteed by Ambac Assurance. The proceeds of the VIE note issuance were used to purchase senior mortgage-backed floating rate notes of a Korean mortgage-backed security Issuer. Ambac Assurance’s creditors do not have rights with regards to the assets of the VIE. Protections afforded Ambac Assurance in this transaction were in the form of a reserve fund and first loss protection through subordinated debt issued of approximately $40,000. Ambac Assurance will pay claims under its financial guarantee only in the event that losses on the mortgage assets of the Korean issuer reduce the reserve fund to zero and exceed the principal amount of the subordinated notes.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

The following table provides supplemental information about assets and liabilities associated with this entity. The assets and liabilities of the VIE are consolidated into the respective Balance Sheet caption.

	At September 30, 2004	At December 31, 2003
Assets:
Cash	$220	$90
Investment in fixed income securities	134,098	189,151
Investment income due and accrued	228	241

Total	$134,546	$189,482

Liabilities:
Variable interest entity floating rate notes	$134,098	$189,151
Accrued interest payable	191	294
Other liabilities	257	37

Total	$134,546	$189,482

Qualified Special Purpose Entities:

Ambac Financial Group has transferred financial assets to two special purpose entities. The business purpose of these entities is to provide certain financial guarantee clients with funding for their debt obligations. These entities meet the characteristics of QSPEs in accordance with Statement of Financial Accounting Standards 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). QSPEs are not subject to the requirements of FIN 46-R and accordingly are not consolidated in Ambac Financial Group’s or Ambac Assurance’s financial statements. However, see the discussion below on the Exposure Draft issued by the FASB that could change the accounting rules for QSPEs in the future. The QSPEs are legal entities that are demonstrably distinct from Ambac Financial Group. Ambac Financial Group, its affiliates or its agents cannot unilaterally dissolve the QSPEs. The QSPEs permitted activities are limited to those outlined below.

As of September 30, 2004, there have been 14 individual transactions (1 in 2004) processed through the QSPEs of which 10 are outstanding. In each case, Ambac Financial Group sells fixed income debt obligations to the QSPEs. These transactions are true sales based upon the bankruptcy remote nature of the QSPE and the absence of any agreement or obligation for Ambac Financial Group to repurchase or redeem assets of the QSPE. The purchase by the QSPE is financed through the issuance of MTNs, which are collateralized by the purchased assets. The cash flows of the MTNs approximately match the cash flows of the assets purchased. Derivative contracts (interest rate and currency swaps) may be used for hedging purposes only. Derivative hedges are established at the time MTNs are issued to purchase financial assets. The activities of the QSPEs are contractually limited to purchasing assets from Ambac Financial Group, issuing MTNs to fund such purchase, executing derivative hedges and related administrative services. Ambac Assurance may issue a financial guarantee insurance policy on the assets sold, the MTNs issued or both. As of September 30, 2004, Ambac Assurance had financial guarantee insurance policies issued for all assets and MTNs owned and outstanding by the QSPEs.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

Ambac Assurance’s exposures under these financial guarantee insurance policies as of December 31, 2003 is included in the disclosure in Note 10 “Guarantees in Force” of Ambac Assurance’s 2003 Annual Report. Pursuant to the terms of Ambac Assurance’s insurance policy, insurance premiums are paid to Ambac Assurance by the QSPEs and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in Ambac Assurance’s Consolidated Statements of Operations. Under the terms of an Administrative Agency Agreement, Ambac Financial Group provides certain administrative duties, primarily collecting amounts due on the obligations and making interest payments on the MTNs.

Assets sold to the QSPEs during the nine months ended September 30, 2004 and the year ended December 31, 2003 were $195,000 and $250,000, respectively. No gains or losses were recognized on these sales. As of September 30, 2004, the estimated fair value of financial assets, MTN liabilities and derivative hedge liabilities were $1,882,938, $1,773,175 and $97,618, respectively. When market quotes are not available, estimated fair value is determined utilizing valuation models. These models include estimates, made by Ambac Financial Group management, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market. Ambac Assurance received gross premiums for issuing financial guarantee policies on the assets, MTNs and derivative contracts of $4,480 and $5,278 for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Ambac Financial Group also received fees for providing other services amounting to $288 and $461 for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

In June 2003, the FASB issued an Exposure Draft for proposed Statement of Financial Accounting Standards entitled “Qualifying Special-Purposes Entities and Isolation of Transferred Assets”, an amendment of FASB Statement No. 140 (“The Exposure Draft”). The Exposure Draft is a proposal that is subject to change and as such, is not yet authoritative. If the proposal is enacted in its current form, it will amend and clarify SFAS 140. The Exposure Draft would prohibit an entity from being a QSPE if it enters into an agreement that obligates a transferor of financial assets, its affiliates, or its agents to deliver additional cash or other assets to fulfill the SPE’s obligations to beneficial interest holders. If this Exposure Draft becomes enacted as currently proposed and if the QSPEs issue new beneficial interests after the effective date and receive assets other than those they are committed to receive under commitments to beneficial interest holders made before the effective date of the final Statement, management believes Ambac Assurance would be required to consolidate. This conclusion is based upon the fact that Ambac Assurance and Ambac Financial Group provide financial support to these entities such as financial guarantees and liquidity commitments. Should Ambac Assurance be required to consolidate under this Exposure Draft if enacted as proposed, the financial statement impact would be to gross up Ambac Assurance’s consolidated balance sheet for the assets and liabilities held by the QSPEs that approximate $1,800,000 at September 30, 2004. Additionally, fees received by both Ambac Assurance and Ambac Financial Group from the QSPEs (primarily insurance premiums) would be eliminated in consolidation and essentially reclassified to net interest income. The risk characteristics of these transactions are not impacted by consolidation.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

(3) Segment Information

Ambac Assurance has two reportable segments, as follows: (1) financial guarantee, which provides financial guarantee products (including structured credit derivatives) for public finance and structured finance obligations; and (2) financial services, which provides payment agreements, interest rate, currency and total return swaps.

Ambac Assurance’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies, personnel skill sets and technology.

Pursuant to insurance and indemnity agreements between Ambac Financial Services and Ambac Assurance, Ambac Financial Services’ payment obligations under its swap agreements are guaranteed by Ambac Assurance. Additionally, the payment obligations of Ambac Financial Services’ counterparties, under their swap agreements with Ambac Financial Services, are guaranteed by Ambac Assurance pursuant to insurance and indemnity agreements. Intersegment revenues include the premiums earned under those agreements. Such premiums are accounted for as if they were premiums to third parties, that is, at current market prices. In the three and nine months ended September 30, 2004, Financial Guarantee revenues include dividends of $3,500 and $12,058, respectively, from the Financial Services segment.

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

The following tables summarizes the financial information by reportable segment as of and for the three and nine months ended September 30, 2004 and 2003:

(Dollars in thousands) Three months ended September 30,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2004:
Revenues:
External customers	$294,328	$13,351	$—	$307,679
Intersegment	4,331	—	(4,331)	—

Total revenues	$298,659	$13,351	$(4,331)	$307,679

Income before income taxes:
External customers	$249,688	$10,730	$—	$260,418
Intersegment	4,778	(1,278)	(3,500)	—

Total income before income taxes	$254,466	$9,452	$(3,500)	$260,418

Identifiable assets	$8,876,367	$1,455,219	$—	$10,331,586

2003:
Revenues:
External customers	$258,118	$20,345	$—	$278,463
Intersegment	7,347	—	(7,347)	—

Total revenues	$265,465	$20,345	$(7,347)	$278,463

Income before income taxes:
External customers	$217,328	$17,752	$—	$235,080
Intersegment	7,347	(547)	(6,800)	—

Total income before income taxes	$224,675	$17,205	$(6,800)	$235,080

Identifiable assets	$7,811,613	$1,231,955	$—	$9,043,568

(Dollars in thousands) Nine months ended September 30,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2004:
Revenues:
External customers	$879,606	$34,481	$—	$914,087
Intersegment	14,046	—	(14,046)	—

Total revenues	$893,652	$34,481	$(14,046)	$914,087

Income before income taxes:
External customers	$743,402	$26,801	$—	$770,203
Intersegment	15,386	(3,328)	(12,058)	—

Total income before income taxes	$758,788	$23,473	$(12,058)	$770,203

Identifiable assets	$8,876,367	$1,455,219	$—	$10,331,586

2003:
Revenues:
External customers	$754,447	$22,465	$—	$776,912
Intersegment	8,500	—	(8,500)	—

Total revenues	$762,947	$22,465	$(8,500)	$776,912

Income before income taxes:
External customers	$650,120	$15,439	$—	$665,559
Intersegment	8,500	(1,700)	(6,800)	—

Total income before income taxes	$658,620	$13,739	$(6,800)	$665,559

Identifiable assets	$7,811,613	$1,231,955	$—	$9,043,568

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

The following table summarizes unaffiliated gross premiums written and net premiums earned and other credit enhancement fees included in the financial guarantee segment by location of risk for the three and nine months ended September 30, 2004 and 2003:

	Three Months		Nine Months
(Dollars in thousands)	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees
2004:
United States	$162,716	$145,916	$643,932	$420,850
United Kingdom	17,338	15,141	70,713	45,493
Japan	8,077	8,179	21,592	23,389
Italy	1,371	1,968	8,991	5,844
Mexico	3,695	1,697	11,427	5,245
Australia	2,927	1,665	3,850	5,199
Germany	500	1,453	1,600	4,635
Internationally diversified (1)	7,241	13,630	21,530	42,617
Other international	7,160	7,352	18,393	25,110

Total	$211,025	$197,001	$802,028	$578,382

2003:
United States	$244,183	$130,729	$688,565	$362,879
United Kingdom	14,035	9,946	93,066	24,610
Japan	6,112	6,817	19,280	19,118
Italy	1,281	1,847	10,316	4,650
Mexico	4,361	1,997	12,330	5,758
Australia	196	1,377	4,543	4,089
Germany	432	1,527	1,254	4,406
Internationally diversified (1)	5,884	13,679	21,896	42,954
Other international	4,358	5,398	17,228	17,470

Total	$280,842	$173,317	$868,478	$485,934

1)	Internationally diversified includes guarantees with multiple locations of risk and includes components of United States exposure.

(4) Stock Options

Ambac Financial Group sponsors the “1997 Equity Plan”, where awards are granted to eligible employees in the form of non-qualified stock options or other stock-based awards. Prior to 2003, Ambac Financial Group accounted for such awards under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Effective January 1, 2003, Ambac Financial Group adopted the fair value recognition provisions of FAS Statement No. 123, “Accounting for Stock-Based Compensation”, prospectively to all employee awards granted after January 1, 2003. The impact of the adoption of the fair value method of accounting for stock-based compensation expense to Ambac Assurance was

Ambac Assurance Corporation and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

(Dollars in thousands)

approximately $1,612 and $4,797 for the three and nine months ended September 30, 2004, compared to $1,832 and $4,053 for the three and nine months ended September 30, 2003, respectively.

(5) Pension and Postretirement Benefits

Pensions:

Ambac Financial Group has a defined benefit pension plan covering substantially all employees of Ambac. The benefits are based on years of service and the employee’s highest salary during five consecutive years of employment within the last ten years of employment. Ambac Financial Group’s funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. A contribution in the third quarter of 2004 was made in the amount of $2,300. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

Ambac Financial Group’s net periodic pension costs for the nine months ended September 30 include the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Service cost	$408	$413	$1,225	$1,240
Interest cost	331	288	994	863
Expected return on plan assets	(487)	(416)	(1,462)	(1,248)
Amortization of prior service cost	(36)	(32)	(108)	(98)
Recognized net loss	51	9	153	28

Net periodic pension cost	267	262	802	785
Other	—	—	136	—

Total pension expense	$267	$262	$938	$785

Pension expense is allocated to each of Ambac Financial Group’s subsidiaries based on percentage of payroll. Pension expense recorded by Ambac Assurance amounted to $107 and $672 for the three and nine months ended September 30, 2004, respectively, compared to $181 million and $601 million for the three and nine months ended September 30, 2003.

Postretirement and Other Benefits:

Ambac Financial Group provides certain medical and life insurance benefits for retired employees and eligible dependents. All plans are contributory. None of the plans are currently funded. Ambac Assurance’s post retirement benefit expense was $20 and $142 for the three and nine months ended September 30, 2004, respectively, compared to $28 and $98 for the three and nine months ended September 30, 2003, respectively.